February 13, 2009

Via EDGAR and Facsimile (202) 772-9208

Mr. Kevin W. Vaughn
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C.  20549

Re:	FirstCity Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-K/A filed July 31, 2008
Form 10-Q for Fiscal Period Ended September 30, 2008
File No. 033-19694

Dear Mr. Vaughn:

On behalf of FirstCity Financial Corporation (the “Company” and “FirstCity”), I submit the following responses to your comments received on January 16, 2009 concerning the above-referenced filings. The Company’s responses to your comment letter are outlined below in the sequential order in which the comments appear in your comment letter.

Form 10-K

Consolidated Financial Statements

Consolidated Statements of Operations, page 49

1.                          We note that you do not present operating income and expenses separately from your non-operating income and expenses. Please tell us:

•                  Whether you separately track costs related to each separately presented revenue line item;

•                  Your basis for characterizing interest income and other income as “Revenues”;

•                  Your basis for not separately presenting operating and non-operating income and expenses; and

•                  To the extent you believe that separate presentation of operating and non-operating expenses is not meaningful given the nature of your operations, please tell us how you determined that your current income statement presentation is the most meaningful presentation for investors.

Refer to Rule 5-01 and 5-03 of Regulation S-X and SAB Topic 11K.

Response:  The Company is a specialty financial services entity that engages primarily in purchasing, managing for its own account, and servicing performing and non-performing portfolios of loans and real estate. The Company’s operations are somewhat similar in nature to activities of a financial institution — although the Company does not engage in material deposit activities. Since the Company does not engage in material deposit activities, we determined previously the Company was not subject to the financial statement form and content requirements of a bank holding company as prescribed by Article 9 of Regulation S-X as discussed in SAB Topic 11K. However, given the nature of the Company’s operations and asset holdings, we determined years ago that presentation of the Company’s income and expenses “by nature” in a format that is similar to financial institutions was the most-meaningful presentation for our investors and market analysts.

The Company understands that the operating income and expense requirements of Rule 5-03 of Regulation S-X ensures that information as to a company’s operating margins may be easily ascertained from its financial statements. As mentioned above, however, we believe the Company’s application of this presentation does not provide meaningful or useful margin information to investors and market analysts. The Company’s revenue source is derived primarily from its Portfolio Asset acquisition and resolution operations, and substantially all of our expenses are incurred in connection with the revenue derived from such operations. As such, the Company does not separately track costs related to each separately presented revenue line item. Since the Company’s initial filing of its Form 10-K for the year ended December 31, 1995, the Company elected to present its income and expenses “by nature” in a format that is relatively similar to financial statements filed by financial institutions. Furthermore, the Company’s levels of “non-operating income” and “non-operating expenses” (as defined by Rule 5-03 of Regulation S-X) do not exceed 10% of the sum of the respectively reported revenues or expenses.

In order to put into perspective the judgments that support our opinion, we believe it may be useful to review the nature of our business and certain characteristics of our company that we consider relevant to our assessment. The Company generally acquires pools of loans and real estate at a discount to their legal principal balances or appraised values, and services and resolves the assets in an effort to maximize the ultimate cash recoveries. The Company finances its operations through debt, partnerships with third-party investors, and cash flows from operations. Given the nature of our operations, we believe the current form and content of the Company’s statement of operations provides substantial specificity about the nature of our revenues and expenses, which we believe investors and market analysts find meaningful and relevant.

Consolidated Statements of Cash Flows, page 51

2.                          Given the nature of your portfolio assets, please tell us how you concluded that the cash flows related to your purchases and proceeds applied to principal on your portfolio assets should be presented within your operating section of your statement of cash flows. Refer to paragraphs 16 and 17 of SFAS 95.

Response:  Management determines at the date of purchase whether it intends to sell a Portfolio Asset (acquired for resale) or hold the Portfolio Asset for the foreseeable future (not specifically acquired for resale). The Company’s determination is based on the characteristics of the underlying assets in the Portfolio, as well as management’s economic strategy to resolve the underlying assets. Historically, the Company acquires Portfolio Assets and resolves the assets in the quickest manner possible to maximize the ultimate cash recoveries. The Company, investors and analysts typically view the Company’s Portfolio Assets as an inventory of cash flow streams — similar to product inventory of non-financial institutions. As such, the qualitative characteristics of the Company’s Portfolio Assets allow the cash flow effects to be classified in the statement of cash flows as operating activities — which is consistent with (1) paragraph 27 of SFAS 102, Statement of Cash Flows — Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale (as amended); and (2) SEC staff clarification provided in II.A.1. Classification of Cash Receipts from Inventory Sales included in the SEC’s “Current Accounting and Disclosure Issues in the Division of Corporate Finance” (dated March 4, 2005).

3.                          Please tell us the nature of the line item “Income from Portfolio Assets”.

Response:  “Income from Portfolio Assets” included in the Company’s statement of cash flows is comprised principally of (1) accretable yield recognized in interest income for Portfolio Asset loans accounted for under AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (“SOP 03-3”); and (2) gains recognized on the resolution of Portfolio Assets.

1.  Summary of Significant Accounting Policies

(e)  Portfolio Assets, page 55

4.                          We note that you apply SOP 03-3 on a pooled basis to certain of your purchased loans. Please revise to disclose how these loans met the criteria in paragraph .12 of SOP 03-3 to qualify for aggregation.

Response:  We acknowledge that the illustrative note disclosure included in paragraph A-12 of SOP 03-3 contains wording on pool aggregation criteria; however, we noted previously that disclosure of pool aggregation criteria is not required pursuant to the disclosure requirements outlined in paragraphs ..14-.16 of SOP 03-3. As such, we believed that disclosure of pool aggregation criteria for loans under the scope of SOP 03-3 was not required. However, in response to the Staff’s comment, we respectfully request your approval to disclose and further clarify the aggregation criteria that we use for loans under SOP 03-3 in future submissions, beginning with our 2008 Form 10-K, and incorporate the following (or comparable) disclosure:

At acquisition, the Company reviews the portfolio both by account and aggregate pool to determine whether there is evidence of deterioration of credit quality since origination and whether it is probable that the Company will be unable to collect all amounts due according to the account’s contractual terms. If both conditions exist, the Company determines whether each such account is to be accounted for individually or whether such accounts will be assembled into pools based on common risk characteristics. Under the guidance of SOP 03-3, the Company generally establishes static pools of purchased loan accounts. These pools are aggregated based on certain common risk criteria. Each static pool is recorded at cost, and is accounted for as a single unit for the recognition of income, principal payments and loss provision.

(f)  Loans Receivable, page 58

5.                          Please revise to disclose the balance of loans by major loan type. Refer to Item III.A of Industry Guide 3 and SAB Topic 11K.

Response:  It is our understanding that Item III.A. of Industry Guide 3 applies to bank holding companies and non-bank holding companies with material lending and deposit activities. As a specialty finance company, the Company does not engage in material deposit activities. As such, it has always been management’s understanding that the Company is not required to disclose the balance of loans by major type as prescribed by Item III.A. of Industry Guide 3. In response to the Staff’s comment, we respectfully request your approval to continue our practice of not disclosing the balance of loans by major type.

6.                          Please revise to clarify whether you review all loans individually to determine impairment subsequent to purchase or whether you determine impairment on a pooled basis. Please revise to disclose how you group loans for impairment analysis on a pooled basis and how you determine whether a loan should be individually reviewed for impairment under SFAS 114. Please provide these disclosures both for portfolio assets as well as other loans and receivables.

Response: The disclosure included in (f) Loans Receivable (page 58) is provided to describe, among other things, the Company’s impairment analysis policy for non-Portfolio Asset loans receivable (additional impairment analysis disclosure is included in 5. Loans Receivable (page 77) for each loan category). The Company evaluates such loans individually to determine impairment subsequent to purchase or origination. In response to the Staff’s comment, we respectfully request your approval to revise the (f) Loans Receivable disclosure in future submissions, beginning with the 2008 Form 10-K, to clarify that management reviews such loans individually for impairment subsequent.

(i) Servicing Assets and Revenue Recognition on Service Fees, page 59

7.                          Please revise to disclose how your policy of recording servicing assets based on relative fair value complies with paragraph 10(a) of SFAS 140 and reconcile this disclosure to your statement on page 105 that servicing assets are initially recorded at fair value on the date of sale.

Response:  The servicing assets on the Company’s financial statements at December 31, 2007 were attributed to its SBA lending activities and derived from (1) acquisition of servicing rights in February 2007 (along with the underlying loans); and (2) servicing rights obtained from loans that were originated and sold during the period February 2007 to December 2007. In compliance with paragraph 10(a) of SFAS 140 (as amended), the Company initially recognizes and measures at fair value purchased servicing rights and servicing rights obtained from loan sales. In response to the Staff’s comment, we respectfully request your approval to revise our disclosure on page 59 in future submissions, beginning with our 2008 Form 10-K, to clarify and make such disclosure consistent with our disclosure on page 105 by incorporating the following (or comparable) disclosure:

In connection with the Company’s SBA lending activities, the Company recognizes servicing assets in a purchase or through the sale of originated or purchased loans when servicing rights are retained. The Company generally sells the guaranteed portion of SBA loans, retains the unguaranteed loan portion, and retains servicing responsibilities on the loan portion sold. The Company initially recognizes and measures at fair value purchased servicing rights and servicing rights obtained from the sale of loans. … …

8.                          Please revise to disclose how you concluded that no servicing asset should be recorded for the loans you service for the acquisition partnerships and other third parties. Refer to paragraph 2(c) of SFAS 156.

Response:  In response to the Staff’s comment regarding revision of the disclosure on page 59 to document our conclusion that supports non-recognition of servicing assets for our Acquisition Partnerships (referenced paragraph 2(c) of SFAS 156), please note that substantially all of our servicing contracts with Acquisition Partnerships and other third parties were in place prior to January 1, 2007 — the effective date of SFAS 156. Additionally, the Company’s servicing agreements with third parties are very limited and are not material to the Company’s servicing operations. However, to address the Staff’s comments and based on our analysis of the agreements in relation to SFAS 156, SFAS 140 and EITF 90-21, we respectfully request your approval to revise such disclosure in future submissions, beginning with our 2008 Form 10-K, to include the following (or comparable) disclosure:

The Company does not recognize capitalized servicing rights related to its Portfolio Assets owned by the Acquisition Partnerships because (i) servicing is not contractually separated from the underlying assets by sale or securitization of the assets with servicing retained or separate purchase or assumption of the servicing; (ii) consideration is not exchanged between the Company and the Acquisition Partnerships for the servicing rights of the acquired Portfolio Asset; (iii) the Company has ownership interests in the Acquisition Partnerships that own the Portfolio Assets it services; and (iv) the Company does not have the risks and rewards of ownership of servicing rights. … …

3.  Discontinued Operations, page 73

9.                          We note that you account for your retained interests in a securitization transaction related to your discontinued operations using the guidance of SFAS 144. Please revise to disclose how you determine the fair value of this security and disclose how you concluded that this security was not within the scope of EITF 99-20 or SFAS 115. Tell us how you considered the guidance of paragraph 5 of SFAS 144.

Response:  The referenced residual interest in a securitization transaction relates to the last remaining asset from the Company’s mortgage banking operations that were discontinued in 1999. Effective during the third quarter of 1999, the Company adopted plans to discontinue the operations of its mortgage banking business (refer to the initial disclosure in the Company’s Form 10-K for the year ended December 31, 1999 as filed with the SEC). At such time, the Company measured the net assets of the mortgage operations, including the residual interest, in accordance with Accounting Principle Board Opinion 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (“APB 30”) — the authoritative accounting standard for discontinued operations in effect during the third quarter of 1999.

The issuance of SFAS 144 superseded, among other things, the accounting provisions of APB 30 for discontinued operations effective for financial statements issued for fiscal years beginning after December 15, 2001. However, as supported in paragraph B130 of SFAS 144, the FASB required prospective application of SFAS 144 provisions for disposal transactions. The residual interest is a remaining component of the “discontinued operation” from 1999 and is not a stand-alone financial instrument. As such, the Company concluded that the accounting and reporting provisions of SFAS 115 and EITF 99-20 do not apply; and that SFAS 144’s exclusionary provision of a “financial instrument” as stated in paragraph 5 of SFAS 144 does not apply.

It should be noted that the carrying value of the residual interest asset was reduced to $-0- during the quarter ended June 30, 2008, and that the carrying value of the asset was less than one-tenth of one percent of total assets at December 31, 2007 and 2006. As such, at December 31, 2007, the Company believes that any further consideration of applicable accounting and reporting provisions need not be applied given the immaterial nature of the item.

6.  Equity Investments, page 81

10.                   Please clarify the nature of the incentive servicing fees you received in the sale of certain assets related to the restructure of your investments in Mexico. Clarify whether these fees relate to the servicing you perform for the Mexican Acquisition Partnership and whether you recorded a servicing asset related to these fees.

Response:  The nature of the incentive servicing fee is analogous to a “promote fee” that was based on terms in the underlying servicing contracts. The Company had servicing contracts with certain of its Mexican Acquisition Partnerships that entitled the Company to receive “promote fees” after a specified investment return had been achieved by the investors. With the restructure of the investments in Mexico, FirstCity affiliates and Cargill sold their investment interests in the Mexican Acquisition Partnerships to American International Group (AIG). This transaction resulted in a large cash flow receipt by the Mexican Acquisition Partnerships and provided a promote fee based on these cash flows to be provided to FirstCity, in accordance with the terms of the servicing contract between the Mexican Acquisition Partnerships and the Company. The servicing agreements between the Mexican Acquisition Partnerships and the Company were terminated in conjunction with this transaction. The Company did not recognize “promote fee” revenue related to these contracts until the investors had achieved the required level of returns and the Mexican Acquisition Partnerships had received cash in an amount greater than the required returns. There was no guarantee that the required level of returns to the investors would be achieved or that any additional consideration to the Company related to the contracts would be realized. The fee was not linked to compensation for prior services performed or future services to be performed by the Company. For these reasons, and for the reasons clarified in our response to Comment #8 above, the Company did not record a servicing asset or liability related to the fee.

11.  Income Taxes, page 93

[12.  Servicing Assets — SBA Loans, page 104]

11.                   We note that you have adjusted your valuation allowance for your deferred tax assets due to the expiration of NOL’s. Please tell us and revise future filings to explain what the remaining adjustment of the valuation allowance relates to and to identify the events and factors you considered when determining an adjustment was necessary.

Response:  The remaining adjustments to the valuation allowance were based on reporting net deferred tax assets at a level which, more likely than not, the Company expected to realize at such time (as previously disclosed). Furthermore, as previously disclosed in the above-mentioned income taxes footnote of the Company’s 2007 Form 10-K, realization of the reported net deferred tax assets were based on “management’s expectation of generating sufficient taxable income in a look forward period over the next four years.” Management’s estimations of realizable net deferred tax assets and related valuation allowances were based on considerations of all available evidence using a “more likely than not” standard pursuant to SFAS 109. Realization of the net deferred tax assets was dependent upon the Company’s generation of sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and net operating loss carryforwards. In response to the Staff’s comment, beginning with the Company’s 2008 Form 10-K, we will provide disclosure to identify the aforementioned factors that management considered when determining whether an adjustment was necessary.

12.                   Given the materiality of the weighted average life assumption to your discounted cash flow model used to determine the value of your SBA servicing asset, please revise to disclose how you determined that a range of 75 to 299 [months] was appropriate.

Response:  For servicing assets recorded for the Company’s SBA loans, the overall weighted average life of the Company’s servicing asset portfolio was 155 months (12.9 years) at December 31, 2007. The overall weighted average life is based primarily on the respective remaining lives of the underlying loans being serviced — which ranged primarily from 75 to 299 months at December 31, 2007. In response to the Staff’s comment, we respectfully request your approval to revise such disclosure in future submissions, beginning with our 2008 Form 10-K, to include the following (or comparable) disclosure:

The estimated fair value of servicing assets was determined using discount rates ranging from XX% to XX%, prepayment speeds of XX%, and a weighted average life of XX months — which is based primarily on the remaining lives of the underlying serviced loans.

WAMCO Partnerships Combined Financial Statements

Combined Statements of Operations, page 112

13.                   We note that you do not present operating income and expenses separately from your non-operating income and expenses. Please tell us:

•                  Whether you separately track costs related to each separately presented revenue line item;

•                  Your basis for characterizing interest income and other income as “Revenues”;

•                  Your basis for not separately presenting operating and non-operating income and expenses; and

•                  To the extent you believe that separate presentation of operating and non-operating expenses is not meaningful given the nature of your operations, please tell us how you determined that your current income statement presentation is the most meaningful presentation for investors.

Refer to Rule 5-01 and 5-03 of Regulation S-X and SAB Topic 11K.

Response:  The WAMCO Partnerships (collectively, “WAMCO”) were formed to acquire, hold and dispose of loans and real estate acquired from the FDIC, RTC and other non-governmental agency sellers. WAMCO’s operations are somewhat similar in nature to activities of a financial institution — although WAMCO does not engage in material deposit activities. Since WAMCO does not engage in material deposit activities, we determined previously that WAMCO was not subject to the financial statement form and content requirements of a bank holding company as prescribed by Article 9 of Regulation S-X as discussed in SAB Topic 11K. However, given the nature of WAMCO’s operations and asset holdings, we determined previously that presentation of WAMCO’s income and expenses “by nature” in a format that is similar to financial institutions was the most-meaningful presentation for our investors and market analysts.

The Company understands that the operating income and expense requirements of Rule 5-03 of Regulation S-X ensures that information as to a company’s operating margins may be easily ascertained from its financial statements. As mentioned above, however, we believe the Company’s application of this presentation for WAMCO does not provide meaningful or useful margin information to investors and market analysts. WAMCO’s revenue source is derived from its Portfolio Asset acquisition and resolution operations, and substantially all of WAMCO’s expenses are incurred in connection with the revenue derived from such operations. As such, the Company does not separately track costs related to each separately presented revenue line item for WAMCO. Since the Company’s initial filing of its Form 10-K for the year ended December 31, 1995, the Company elected to present WAMCO’s income and expenses “by nature” in a format that is similar to the Company’s consolidated financial statements. Furthermore, WAMCO’s levels of “non-operating income” and “non-operating expenses” (as defined by Rule 5-03 of Regulation S-X) do not exceed 10% of the sum of the respectively reported revenues or expenses.

Similar to the rationale conveyed in our response to Comment #1 above, we believe the current form and content of WAMCO’s combined statement of operations provides substantial specificity about the nature of our revenues and expenses, which we believe investors and market analysts find meaningful and relevant. In addition, we observe that other companies within our industry also provide “by nature” detail of their revenues and expenses in a format that is presented in a manner similar to our statement of operations.

Combined Statements of Cash Flows, page 114

14.                   Given the nature of your portfolio assets, please tell us how you concluded that the cash flows related to your purchases and proceeds applied to principal on your portfolio assets should be presented within your operating section of your statement of cash flows. Refer to paragraphs 16 and 17 of SFAS 95.

Response:  Based on the same rationale conveyed in our response to Comment #2 above, we believe the qualitative characteristics of WAMCO’s Portfolio Assets allow the cash flow effects to be classified in the combined statement of cash flows as operating activities — which is consistent with (1) paragraph 27 of SFAS 102, Statement of Cash Flows — Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale (as amended); and (2) SEC staff clarification provided in II.A.1. Classification of Cash Receipts from Inventory Sales included in the SEC’s “Current Accounting and Disclosure Issues in the Division of Corporate Finance” (dated March 4, 2005).

15.                   Please tell us the nature of the line item “Income from Portfolio Assets”.

Response:  “Income from Portfolio Assets” included in WAMCO’s combined statement of cash flows is comprised principally of (1) accretable yield recognized in interest income for Portfolio Asset loans accounted for under SOP 03-3; and (2) gains recognized on the resolution of Portfolio Assets.

2.  Summary of Significant Accounting Policies

(a)  Portfolio Assets, page 115

16.      We note that you apply SOP 03-3 on a pooled basis to certain of your purchased loans. Please revise to disclose how these loans met the criteria in paragraph .12 of SOP 03-3 to qualify for aggregation.

Response:  We acknowledge that the illustrative note disclosure included in paragraph A-12 of SOP 03-3 contains wording on pool aggregation criteria; however, we noted previously that disclosure of pool aggregation criteria is not required pursuant to the disclosure requirements outlined in paragraphs ..14-.16 of SOP 03-3. As such, we believed that disclosure of pool aggregation criteria for loans under the scope of SOP 03-3 was not required. However, in response to the Staff’s comment, we respectfully request your approval to disclose and further clarify the aggregation criteria that we use for loans under SOP 03-3 in future submissions, beginning with our 2008 Form 10-K, and incorporate the following (or comparable) disclosure:

At acquisition, management reviews the portfolio both by account and aggregate pool to determine whether there is evidence of deterioration of credit quality since origination and if it is probable that WAMCO will be unable to collect all amounts due according to the account’s contractual terms. If both conditions exist, management determines whether each such account is to be accounted for individually or whether such accounts will be assembled into pools based on common risk characteristics. Under the guidance of SOP 03-3, WAMCO generally establishes static pools of purchased loan accounts. These pools are aggregated based on certain common risk criteria. Each static pool is recorded at cost, and is accounted for as a single unit for the recognition of income, principal payments and loss provision.

4.  Portfolio Assets, page 127

(a)  Portfolio Assets, page 115

17.      Please revise to provide the disclosures required by paragraphs .14-.16 of SOP 03-3.

Response:  Although the following specified disclosures were included in the Company’s consolidated financial statements, we noted the WAMCO combined financial statement footnotes should be enhanced to include SOP 03-3 information related to (i) reconciliation of accretable yield (paragraph ..16a(2) of SOP 03-3); (ii) loans acquired during the period within the scope of SOP 03-3 (paragraph .16a(3) of SOP 03-3); and (iii) changes in the allowance (paragraph .16b(1)-(2) of SOP 03-3).

As you are aware, separate combined financial statements are presented for WAMCO since its financial results exceed the reporting threshold under Rule 3-09 of Regulation S-X. WAMCO was formed to acquire, hold and dispose of loan and real estate portfolios — and its business purpose is the same as the primary business purpose and operations of the Company on a consolidated basis. Since WAMCO is engaged in the same line of business as the Company, it has been our experience that our investors and market analysts do not focus on or emphasize the financial results and operations of WAMCO on a stand-alone basis; but rather they consider the Company’s consolidated financial results and operations. As such, the Company believes that the lack of disclosure of the above-mentioned SOP 03-3 information in the WAMCO combined financial statements does not impact any of the key metrics used by our investors and analysts. Accordingly, we do not believe any meaningful disclosure has been omitted by our presentation of the WAMCO combined financial statements.

However, in response to the Staff’s comment and to provide consistency in our overall financial statement presentation, we respectfully request your approval to revise our SOP 03-3 disclosures for the WAMCO combined financial statements in future submissions, beginning with our 2008 Form 10-K, and incorporate the above-mentioned SOP 03-3 disclosures, as applicable, as presented in the Company’s consolidated financial statements on page 76 of our 2007 Form 10-K.

6.  Notes Payable, page 129

18.      Considering that payments that depend on proceeds from dispositions of and payments received on Portfolio Assets are not assured of occurring, please revise to disclose the contractual maturities of your long-term debt in a gross manner.

Response:  We believe the tabular presentation disclosed the contractual maturities of the long-term debt in a gross manner at December 31, 2007. The lead-in sentence to the table was designed to describe the nature of the disclosure ( “contractual maturities … of notes payable …”), as further supported in that total reported maturities of $40,525 in the tabular disclosure agreed to notes payable of $40,525 at December 31, 2007 as presented on the face of the balance sheet on page 111. In response to the Staff’s comment, we respectfully request your approval to continue using this disclosure in future submissions.

Form 10-K/A filed July 31, 2008

Exhibit 99.1

General

19.      Please tell us when your investment in PRL Developpement met the reporting thresholds for Rule 3-09 of Regulation S-X. Please clarify which threshold was met and provide the results of the tests of significance in your response. If the tests of significance were met for any period prior to 2007, please revise to provide audit reports for each period for which the reporting thresholds were met.

Response:  The Company’s investment in PRL Developpement (“PRL”) first met the reporting threshold under Rule 3-09 of Regulation S-X for the year ended December 31, 2007. PRL did not meet any of the tests of significance prior to 2007. The first and second conditions under Rule 1-02(w) of Regulation S-X, substituting 20% for 10% in the tests, were not met by any of the Company’s non-consolidated equity-method investments. The Company’s consolidated total assets are significant enough that these conditions have never been met by any such equity-method investments. At December 31, 2007, PRL met the reporting threshold for the third condition under Rule 1-02(w) of Regulation S-X. The results of this test are presented in the table below:

($ in thousands)	2007	2006		2005	2004	2003
FirstCity - Consolidated:
Earnings from continuing operations	$2,185	$9,877		$8,078	$5,011	$4,358
Add:
Provision for income taxes	781	186		250	75	185
Extraordinary items	—	—		—	—	—
Cumulative effect of a change in accounting principle	—	—		—	—	—
Income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle	$2,966	$10,063		$8,328	$5,086	$4,543

Average income (5 years)	$6,197		**

PRL Developpement (PRL):

FirstCity’s equity in income from continuing operations of PRL before income taxes, extraordinary items and cumulative effect of a change in accounting principle	$1,845

Significant subsidiary threshold ratio	29.77%

** Pursuant to Rule 1-02(w) of Regulation S-X, if income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10% lower than the average of the income for the last 5 years, such average income should be substituted for purposes of the computation.

20.      If the results of tests of significance set forth in Rule 3-09 of Regulation S-X related to PRL Developpement exceeded 30%, please revise these financial statements to provide a reconciliation of the financial statements to US GAAP.

Response:  As supported in the table presented in our response to Comment #19 above, the results of the test of income significance related to PRL did not exceed 30%.

21.      Please clarify to us why these financial statements are prepared in accordance with provisions of CRC Regulation 99.02, and not IFRS.

Response:  According to Rule 3-09(d) of Regulation S-X, separate financial statements of a foreign business that must be filed pursuant to Rule 3-09 of Regulation S-X should meet the requirements of Item 17 of Form 20-F. Item 17(c) of Form 20-F states “financial statements and schedules may be prepared according to a comprehensive body of accounting principles other than those generally accepted in the United States or IFRS as issued by the IASB if the following is disclosed: Item 17(c)(1) – “An indication, in the accountant’s report or in a reasonably prominent headnote before the financial statements, of the comprehensive body of accounting principles used to prepare the financial statements.” and Item 17(c)(2) – “A discussion of the material variations in the accounting principles, practices, and methods used in preparing the financial statements from the principles, practices, and methods generally accepted in the United States and in Regulation S-X. …” The Company noted that Item 17(c)(2) of Form 20-F requires quantification of material variations as described therein; however, under Item 17(c)(2)(vi), the Company was allowed to omit the quantification disclosures specified by paragraphs (c)(2)(i)-(iii) of Item 17 since PRL did not exceed 30% of the first and third conditions specified in Rule 1-02(w) of Regulation S-X.

22.      Please provide a description of how you reconciled the financial results of PRL Developpement to US GAAP for the purposes of recording the equity pick up of this investment in your audited financial statements.

Response:  The Company previously performed a review of PRL’s financial statements in order to identify any differences between local GAAP and US GAAP. The review included on-site visits and inquiries with PRL management in regard to accounting policies for material financial statement items. In addition, the Company performs analytical procedures on the PRL financial statements at least quarterly to identify significant account fluctuations. Based on these reviews, the Company determined that the primary accounting differences between local GAAP and US GAAP related to income recognition issues on equity-method investments and non-performing portfolio assets. As such, on a quarterly basis, we adjust the PRL financial statements to US GAAP before the Company’s “equity pick-up” is recorded.

23.      Please revise your filing to address the following related to the audit opinion. Refer to Rule 2-02 of Regulation S-X.

•      Please provide an audit opinion that complies with each requirement set forth in paragraph .08 of AU Section 508. Please specifically identify the accounting standards used in the preparation and audit of the financial statements.

Response:  As conveyed in our response to the second bullet point of Comment #23 below and to Comment #25, the Company determined that the audit firm Caprogec Audit, in their role as the auditor of PRL’s 2007 financial statements, was not required to be registered with the PCAOB, and was not required to perform the audit in accordance with PCAOB standards. As such, since the audit firm Caprogec Audit is not registered with the PCAOB and its 2007 PRL financial statement audit report does not fall under the standards of PCAOB, it is management’s understanding that Caprogec Audit’s audit opinion is not required to comply with each requirement set forth in paragraph .08 of AU Section 508 – including specific identification of the accounting standards used in the preparation of the financial statements. We also respectfully submit for your consideration the fact that effective with the Company’s third fiscal quarter of 2008, PRL became a consolidated subsidiary of FirstCity as a result of additional equity interests in PRL acquired by the Company. As such, the Company is not required to present separate financial statements for PRL under Rule 3-09 of Regulation S-X in connection with its 2008 Form 10-K.

•      Please include a statement that the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Refer to paragraph 3 of AS 1, if applicable.

Response:  Pursuant to the matrix (specifically General Guideline 6a) that provides guidance on application of PCAOB Auditing Standard No. 1 as included in the “Highlights of the June 15, 2004 Joint Meeting of the Center for Public Company Audit Firms SEC Regulations Committee and the SEC Staff” (http://thecaq.org/resources/secregs/pdfs/highlights/2004_0615_highlights.pdf), which is applicable to audit reports issued or re-issued on or after May 24, 2004, we determined that the audit report issued by Caprogec Audit was not required to reference PCAOB standards since KPMG, as the principal auditor for the Company’s 2007 consolidated financial statements, did not make a reference to Caprogec Audit’s report in its consolidated audit opinion report.

24.      The firm Caprogec Audit is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit report in SEC filings. The demonstration of an auditor’s knowledge and experience in advance of filings generally applies to all financial statements presented in SEC filings. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976. We may be unable to complete our review and accept the reports of Caprogec Audit until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant (202-551-5300) and request the information needed to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Caprogec Audit’s plans to complete this process.

Response:  As outlined in the information provided by the above-mentioned website address, we acknowledge the “advanced demonstration” requirement of foreign auditors that are not members of the SEC Practice Section (SECPS) and practice before the SEC for the first time. It is our understanding that SECPS membership requirements regarding quality control policies and procedures were adopted by the PCAOB in April 2003 as part of its interim establishment of auditing, attestation, quality control, ethics and independence standards (PCAOB Rule 3400T). Given the results of our analysis on the audit firm Caprogec Audit that indicated such firm was not required to be registered with PCAOB and not required to perform an audit under PCAOB standards (refer to our response to Comment #25 below); combined with the fact that KPMG, the principal auditor, did not rely on the audit performed by Caprogec Audit and did not make a reference to Caprogec Audit’s report in its consolidated audit opinion report; we respectfully request relief from the “advanced demonstration” requirement included in your comment above. We also respectfully submit for your consideration the fact that effective with the Company’s third fiscal quarter of 2008, PRL became a consolidated subsidiary of FirstCity as a result of additional equity interests in PRL acquired by the Company. As such, the Company is not required to present separate financial statements for PRL under Rule 3-09 of Regulation S-X in connection with its 2008 Form 10-K. We submit this consideration to you in light of the Staff’s general guideline for not requesting the “advanced demonstration” requirement with respect to financial statements of acquired businesses under Rule 3-05 where those financial statements are not expected to be required in future filings.

25.      Please clarify whether the audit firm Caprogec Audit is registered with the PCAOB. If the firm is not registered, please tell us how you determined that registration was not required.

Response:  During our analysis of the audit firm Caprogec Audit and whether such firm was required to be registered with the PCAOB, we consulted the guidance and provisions included in the following documents:

(i)  Guidance for Firms Issuing Audit Reports for Non-Issuers that are Filed with the SEC (provided by AICPA Center for Public Company Audit Firms):

www.aicpa.org/cpcaf/download/AICPA_News_Update_Guidance_for_Nonissuers_subs_March_5.pdf

(ii)  Highlights of the June 15, 2004 Joint Meeting of the Center for Public Company Audit Firms SEC Regulations Committee and the SEC Staff:

http://thecaq.org/resources/secregs/pdfs/highlights/2004_0615_highlights.pdf

(iii)  PCAOB Rules of the Board – Section 1. General Provisions

http://www.pcaob.org/Rules/Rules_of_the_Board/Section_1.pdf

(iv)  PCAOB Rules of the Board – Section 2. Registration and Reporting

http://www.pcaob.org/Rules/Rules_of_the_Board/Section_2.pdf

Pursuant to the guidance and provisions identified above, we determined that Caprogec Audit was not required to be registered with the PCAOB since it did not (1) prepare or issue an audit report with respect to an issuer under PCAOB Rule 2100(a); or (2) play a substantial role in the preparation or furnishing of an audit report with respect to an issuer under PCAOB Rule 2100(b). Our determination in regard to PCAOB Rule 2100(b) was based on the fact that the audit firm Caprogec Audit did not “play a substantial role” – as defined by PCAOB Rule 1001(p)(ii) – in our consolidated audit. The following represents our analysis of the two-pronged test as defined by PCAOB Rule 1001(p)(ii) to determine if an auditor played a substantial role:

PCAOB Substantial Role Test #1

PCAOB Rule 1001(p)(ii)(1) – the auditor performs material services that a public accounting firm uses or relies on in issuing all or part of its audit report with respect to an issuer. (The term “material services” means services, for which engagement hours or fees constitute 20% or more of the total engagement hours or fees, respectively, provided by the principal accountant in connection with the issuance of all or part of its audit report to any issuer. The term does not include non-audit services provided to non-audit clients.)

FirstCity’s Analysis of PCAOB Substantial Role Test #1

The audit fees billed by the audit firm Caprogec Audit for its audit of the PRL financial statements for the year ended December 31, 2007 do not constitute 20% or more of the total engagement fees in connection with the Company’s 2007 consolidated audit. The aggregate audit fees billed for services by KPMG as the principal auditor totaled $1,575,936 in 2007 (as disclosed in the Company’s Form 10-K/A as filed with the SEC on May 12, 2008).

PCAOB Substantial Role Test #2

PCAOB Rule 1001(p)(ii)(2) – the auditor performs the majority of the audit procedures with respect to a subsidiary or component of any issuer the assets or revenues of which constitute 20% or more of the consolidated assets or revenues of such issuer necessary for the principal accountant to issue an audit report on the issuer. (For purposes of determining “20% or more of the consolidated assets or revenues” under this rule, the determination should be made at the beginning of the issuer’s fiscal year using prior year information and should be made only once during the issuer’s fiscal year.)

FirstCity’s Analysis of PCAOB Substantial Role Test #2

The following analysis reflects the assets and revenues of PRL in comparison to the Company’s consolidated assets and revenues as of and for the year ended December 31, 2006:

Substantial Role #2 Test - As of and for the Year Ended December 31, 2006

	Total	FirstCity	PRL as a %
	PRL	Consolidated	of FirstCity

Total revenues	$2,302	$28,387	8.1%

Total assets	$19,684	$297,663	6.6%

We concluded that PRL’s assets or revenues do not constitute 20% or more of the Company’s consolidated assets or revenues as of and for the year ended December 31, 2006.

Furthermore, as it pertains to whether the audit firm Caprogec Audit should be registered with the PCAOB, it should be noted that KPMG, as the principal auditor for the Company’s 2007 consolidated financial statements, did not rely on the audit performed by Caprogec Audit and did not make a reference to Caprogec Audit’s report in its consolidated audit opinion report.

Form 10-Q for the period ended September 30, 2008

Notes to Consolidated Financial Statements

(5)  Portfolio Assets, page 11

26.      We note that you discontinued use of the revenue recognition model prescribed by SOP 03-3 for loans acquired related to the Mexico Acquisition Partnerships because the cash flows could not be reasonably predicted. Given this, please expand your disclosure to specifically discuss the methods used for determining impairment on these loans in light of these uncertainties.

Response:  Under SOP 03-3, the revenue recognition model is dependent on management having the ability to develop reasonable expectations as to both the timing and amount of cash flows to be collected. The Company discontinued the SOP 03-3 revenue recognition model because management determined, for reasons specified in the disclosure, that it no longer has the ability to develop a reasonable expectation of the timing of cash flows to be collected (but management still has the ability to develop a reasonable expectation of the amount of cash flows to be collected). The Company began accounting for these non-performing loan portfolios under the cost-recovery accounting model. As such, and as disclosed in the footnote, the Company recognizes impairment on these cost-recovery loan pools when the remaining amount that is probable of collection is less than the carrying value of the loan pools. In response to the Staff’s comment, we respectfully request your approval to continue using this disclosure in future submissions.

(8)  Servicing Assets – SBA Loans, page 21

27.      We note that you primarily rely on an undiscounted cash flow model to determine the fair value of your servicing assets. Please tell us how you determined that use of undiscounted cash flows is an appropriate model to determine the fair value of your servicing asset. Additionally, please tell us why you believe the change from a discounted cash flow model to an undiscounted cash flow model was appropriate.

Response:  As of September 30, 2008 and for the nine-month period then ended, the Company used a discounted cash flow model to determine the fair value of its servicing assets. While the use of a discounted cash flow model was properly disclosed in our Form 10-Q filings for the first and second fiscal quarters of 2008 (and our 2007 Form 10-K), we erroneously disclosed that an undiscounted cash flow model was used for the third fiscal quarter of 2008 (although that was not the case). The fact that we used a discounted cash flow model is further supported in the same footnote in which we disclose the use of discount rates ranging from 7.00% to 11.19% to estimate the fair value of our servicing assets. In response to the Staff’s comment, we respectfully request your approval to disclose the use of a discounted cash flow model to determine fair value of our servicing assets in future submissions, beginning with our 2008 Form 10-K.

* * * * *

The Company acknowledges that

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments and changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me.

Very truly yours,

/s/ J. Bryan Baker
J. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corp.
(254) 761-2810